UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )


	P.F. Changs China Bistro Inc.

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(Name of Issuer)

	Common Stock
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(Title of Class of Securities)
	69333Y108

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(CUSIP Number)

	December 31, 2009
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(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)




CUSIP No........................................................................
	69333Y108

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1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
.................................................................................

	TRANSAMERICA INVESTMENT MANAGEMENT, LLC
	I.R.S. # 06-1564377
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2.  Check the Appropriate Box if a Member of a Group (See Instructions).........

 (a) [   ]

 (b) [ X ]

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3. SEC Use Only.................................................................

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4. Citizenship or Place of Organization.........................................

	DELAWARE USA
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Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power............................................................

	30,361
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6. Shared Voting Power..........................................................
	0

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7. Sole Dispositive Power.......................................................
	41,055

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8. Shared Dispositive Power.....................................................
	0

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9. Aggregate Amount Beneficially Owned by Each Reporting Person.................
	41,055

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

	[   ]
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11. Percent of Class Represented by Amount in Row (9)...........................
	0.2%

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12. Type of Reporting Person (See Instructions)

	IA
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.................................................................................

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Item 1.


 (a) Name of Issuer

	P.F. Changs China Bistro Inc.

 (b) Address of Issuer's Principal Executive Offices
	7676 E. Pinnacle Peak Road
	Scottsdale, AZ 85255


Item 2.


 (a) Name of Person Filing

	TRANSAMERICA INVESTMENT MANAGEMENT, LLC

 (b) Address of Principal Business Office or, if none, Residence

	11111 SANTA MONICA BOULEVARD, SUITE 820
	LOS ANGELES, CA 90025

 (c) Citizenship

	DELAWARE USA

 (d) Title of Class of Securities
	Common Stock


 (e) CUSIP Number
	69333Y108


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:


 (a) [   ] Broker or dealer registered under section 15 of the Act
	(15 U.S.C. 78o).

 (b) [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

 (c) [   ] Insurance company as defined in section 3(a)(19) of the Act
	(15 U.S.C. 78c).

 (d) [   ] Investment company registered under section 8 of the Investment
	Company Act of 1940 (15 U.S.C 80a-8).

 (e) [ X ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

 (f) [   ] An employee benefit plan or endowment fund in accordance with
	240.13d-1(b)(1)(ii)(F);

 (g) [   ] A parent holding company or control person in accordance with
	240.13d-1(b)(1)(ii)(G);

 (h) [   ] A savings associations as defined in Section 3(b) of the Federal
	Deposit Insurance Act (12 U.S.C. 1813);

 (i) [   ] A church plan that is excluded from the definition of an investment
	company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

 (j) [   ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).



Item 4. Ownership.


 (a) Amount beneficially owned:
 	41,055


 (b) Percent of class:

	0.2%

 (c) Number of shares as to which the person has:


 	(i) Sole power to vote or to direct the vote
		30,361


 	(ii) Shared power to vote or to direct the vote

		0

 	(iii) Sole power to dispose or to direct the disposition of

		41,055

 	(iv) Shared power to dispose or to direct the disposition of
		0


Item 5. Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.


If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	The shares of Common Stock reported on in this statement are owned by investment advisory clients of Transamerica Investment Management, LLC, and such clients have the right to receive dividends from, and proceeds from the sale of, such shares. To the best of Transamerica's knowledge, the interest of no one of these clients relates to more than 5% of the class outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.


If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

	Not applicable.

Item 8. Identification and Classification of Members of the Group


If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

	Not applicable.

Item 9. Notice of Dissolution of Group


Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their Individual capacity. See Item 5.

	Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	February 11, 2009
________________________________
Date

	By:/s/ Gary U. Rolle
_______________________________
Signature

	Chief Investment Officer
________________________________
Name/Title